Exhibit 99.4

BALDWIN
Baldwin Piano & Organ Company
422 Wards Corner Road
Loveland, Ohio 45140-8390

(513) 576-4500


FOR IMMEDIATE RELEASE
---------------------

LOVELAND, OHIO, MARCH 1, 1995 - Baldwin Piano & Organ Company's 1994 fourth quarter net sales of $38.1 million were comparable to the $38.0 million in fourth quarter 1993. Baldwin incurred a net loss of $1.7 million in fourth quarter 1994 due to charges of $3.0 million, after tax, primarily from inventory write-downs related to decisions to upgrade technology on certain musical instruments and expenses associated with the transition of senior management. In addition, fourth quarter 1994 earnings were less than 1993, due to a successful piano promotion and favorable inventory adjustments in 1993.

Net sales for the full year 1994 increased to $122.3 million from $120.6 million in 1993. Net earnings for 1994 declined to $.3 million ($.10 per share) from $6.2 million ($1.81 per share) before cumulative effect of accounting changes in 1993. 1994 earnings were down for three main reasons: (1) the fourth quarter charges noted above; (2) lower operating margins on a changing mix of sales in both music products and electronic contracting businesses; (3) nonrecurring favorable items in 1993: a successful piano promotion, a large one-time order in the electronic contracting business and LIFO inventory adjustment.

There were, however, several noteworthy results for the Company in 1994. In the electronic contracting segment, sales to the top fifteen customers increased 23%, signifying the Company's growing credibility as a high quality, service-oriented electronics contractor. In the music business, the Company created a program to access new customers in locations not serviced by existing Baldwin or Wurlitzer dealers. This was successful in generating new sales from customers not otherwise available to Baldwin. In addition, the total number of installment contracts from new piano customers grew 19% in 1994.

Karen Hendricks, the recently appointed Chief Executive Officer and President of Baldwin, stated, "Although the overall results for 1994 were disappointing, the Company's strong financial position will provide management access to the resources necessary to position Baldwin for growth. We will focus on the core musical products, electronic contracting and financial services for continued growth. We intend to improve cost control by gaining operational efficiencies and upgrading business processes throughout the organization. Finally, we will continue to emphasize product quality, excellence in new product execution and superior customer orientation."

                                    Three Months Ended    Twelve Months Ended
(In Thousands, Except                   December 31,          December 31,
 Per Share Data)                     1994       1993        1994       1993
                                     ----       ----        ----       ----
NET SALES                           $38,129   $37,987     $122,347   $120,657
                                    =======   =======     ========   ========
NET EARNINGS (LOSS):
Before cumulative effects of
 changes in accounting principles   $(1,705)  $ 2,952     $    345   $  6,165
Cumulative effects of changes in
 accounting for postretirement
 and postemployment benefits           --        --           --       (1,604)
                                    -------   -------     --------   --------
     Net Earnings (Loss)            $(1,705)  $ 2,952     $    345   $  4,561
                                    =======   =======     ========   ========
NET EARNINGS (L0SS) PER SHARE:
Before cumulative effects of changes
 in accounting principles             $(.50)     $.86         $.10      $1.81
Cumulative effects of changes in
 accounting for postretirement
 and postemployment benefits           --        --           --         (.47)
                                    -------   -------     --------   --------
     Net Earnings (Loss) Per Share    $(.50)     $.86         $.10      $1.34
                                    =======   =======     ========   ========
AVERAGE NUMBER OF SHARES
 OUTSTANDING (000)                    3,415     3,415        3,415      3,409
                                    =======   =======     ========   ========

Baldwin Piano & Organ Company is the largest domestic manufacturer of keyboard musical instruments, and also manufactures printed circuit boards and a variety of wood products.

                                      ###

CONTACT:  Charles Juengling  (513) 576-4522